  UNITED STATES

  SECURITIES AND EXCHANGE

COMMISSION

  Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

Constellium SE

(Name of Issuer)

Ordinary Shares, nominal value €0.02 per share

(Title of Class of Securities)

F21107101

(CUSIP Number)

Sophie Paquin

Bpifrance Participations S.A.

6-8, boulevard Haussmann

75009 Paris

France

+33 1 53 89 55 73

With copy to:

John C. Partigan

Lloyd H. Spencer

Nixon Peabody LLP

799 9th Street NW, Suite 500

Washington, DC 20001

(202) 585-8000

((Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 27, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. F21107101
1	Name of Reporting Person Caisse des Dépôts (f/k/a Caisse des Dépôts et Consignations (CDC))
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 16,393,903

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 16,393,903

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,393,903

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 11.17%

14	Type of Reporting Person OO

CUSIP No. F21107101
1	Name of Reporting Person Bpifrance Participations S.A.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 16,393,903

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 16,393,903

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,393,903

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 11.17%

14	Type of Reporting Person OO

CUSIP No. F21107101
1	Name of Reporting Person Bpifrance S.A. (f/k/a BPI-Groupe (Bpifrance))
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 16,393,903

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 16,393,903

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,393,903

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 11.17%

14	Type of Reporting Person OO

CUSIP No. F21107101
1	Name of Reporting Person EPIC Bpifrance (f/k/a EPIC BPI-Groupe)
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 16,393,903

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 16,393,903

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,393,903

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 11.17%

14	Type of Reporting Person (See Instructions) OO

This Amendment No. 4 (this “Amendment”) is being filed by Bpifrance Participations S.A., a société anonyme incorporated under the laws of the Republic of France (“Bpifrance Participations”), EPIC Bpifrance, a French public institution of industrial and commercial nature (“EPIC”), Bpifrance S.A., a société anonyme incorporated under the laws of the Republic of France (“Bpifrance”), and Caisse des dépôts, a French special public entity (établissement spécial) (“CDC”) (collectively, the “Reporting Persons”) pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

This Amendment amends the Statement on Schedule 13D relating to Ordinary Shares of the Issuer filed with the Securities and Exchange Commission (the “SEC”) on June 10, 2013, as amended by Amendment No. 1 filed with the SEC on July 25, 2013, Amendment No. 2 filed with the SEC on September 7, 2017, and Amendment No. 3 filed with the SEC on November 8, 2017 (as amended, the “Schedule 13D”). Capitalized terms used in this Amendment but not otherwise defined herein have the meanings given to them in the Schedule 13D.

Item 1.            Security and Issuer.

Item 1 is hereby amended and restated as follows:

This Amendment relates to the ordinary shares, nominal value €0.02 per share (the “Ordinary Shares”), of Constellium SE (the “Issuer”). The principal executive offices of the Issuer are located at Washington Plaza, 40-44 rue Washington, 75008 Paris, France.

Item 2.            Identity and Background.

Item 2 is hereby amended and supplemented as follows:

As of the date hereof, Bpifrance Participations directly holds 16,393,903 Ordinary Shares. As of the date hereof, neither Bpifrance S.A., CDC nor EPIC holds any Ordinary Shares directly. Bpifrance S.A. may be deemed to be the beneficial owner of 16,393,903 Ordinary Shares, indirectly through its sole ownership of Bpifrance Participations. CDC and EPIC may be deemed to be the beneficial owners of 16,393,903 Ordinary Shares, indirectly through their joint ownership and control of Bpifrance S.A.

Attached as Appendices A, B, C and D to Item 2 is information concerning the executive officers and directors of Bpifrance Participations, Bpifrance S.A., CDC and EPIC respectively, required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons, nor, to the best of their knowledge, any of the persons referred to in Appendices A, B, C and D to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

All of the Ordinary Shares that are held of record by the Reporting Persons as reported herein were acquired for investment purposes. The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional Ordinary Shares or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Ordinary Shares or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law. In addition, the Reporting Persons may continue to acquire additional Ordinary Shares of the Issuer on the open market, if conditions are favorable, but are under no obligation to do so. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Except as set forth above, none of the Reporting Persons currently has any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer or other third parties regarding such matters.

Item 5.            Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

As of the date hereof, Bpifrance Participations holds directly 16,393,903 Ordinary Shares, which represents approximately 11.17% of the Issuer’s Ordinary Shares. As of the date hereof, none of Bpifrance S.A., CDC or EPIC holds any Ordinary Shares directly. Bpifrance S.A. may be deemed to be the beneficial owner of 16,393,903 Ordinary Shares, indirectly through its sole ownership of Bpifrance Participations. CDC and EPIC may be deemed to be the beneficial owners of 16,393,903 Ordinary Shares, indirectly through their joint ownership and control of Bpifrance S.A.

In addition, as of the date hereof, Rio Tinto beneficially owns 10 Ordinary Shares. Rio Tinto does not have the right to designate a member of the Issuer’s board of directors, but remains bound by the terms of the Shareholders Agreement that require the Sponsoring Shareholders to vote in favor of each other’s board of directors nominees. Accordingly, Bpifrance Participations may continue to be deemed to comprise a group with Rio Tinto within the meaning of the Exchange Act that may be deemed to share voting power with respect to the aggregate 16,393,913 Ordinary Shares held by Bpifrance Participations and Rio Tinto, which represents approximately 11.17% of the Issuer’s outstanding Ordinary Shares. Each of the Reporting Persons disclaims beneficial ownership of all of the Ordinary Shares held by Rio Tinto, and the filing of this Amendment shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Exchange Act or for any other purpose.

This Amendment is being filed to reflect a decrease in the Reporting Persons’ percentage ownership of the Issuer’s Ordinary Shares, which resulted solely from an increase in the number of Ordinary Shares outstanding since the filing of Amendment No. 3 to Schedule 13D and is not due to any transactions in the Ordinary Shares by the Reporting Persons.

(a) See also the information contained on the cover pages of this Amendment, which is incorporated herein by reference. The percentage of Ordinary Shares beneficially owned by each Reporting Person is based on 146,819,884 outstanding Ordinary Shares of the Issuer, as reported in the Issuer’s Form 6-K filed with the SEC on July 27, 2023.

(b) See the information contained on the cover pages of this Amendment, which is incorporated herein by reference.

(c) There have been no reportable transactions with respect to the Ordinary Shares of the Issuer within the last 60 days by the Reporting Persons, or, to the best of their knowledge, any of the persons referred to in Appendices A, B, C and D to Item 2.

(d) Not applicable.

(e) Not applicable.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1: Power of Attorney — CDC (incorporated by reference to Exhibit 1 to Amendment No. 2 to the Schedule 13D filed by Bpifrance Participations on September 7, 2017).

Exhibit 2: Power of Attorney — Bpifrance S.A (incorporated by reference to Exhibit 2 to Amendment No. 2 to the Schedule 13D filed by Bpifrance Participations on September 7, 2017).

Exhibit 3: Power of Attorney — EPIC and Bpifrance Participations (incorporated by reference to Exhibit 3 to Amendment No. 1 to the Schedule 13G filed by Bpifrance Participations on February 14, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2023

CAISSE DES DÉPÔTS

	By:	/s/ Manuela Laudic
	Name:	Manuela Laudic
	Title:	Head of the Dealing Desk & Shareholding Disclosure

Bpifrance Participations S.A.

	By:	/s/ Sophie Paquin
	Name:	Sophie Paquin
	Title:	Director of Legal Affairs

Bpifrance S.A.

	By:	/s/ Boubakar Dione
	Name:	Boubakar Dione
	Title:	Group Director of Legal Affairs

EPIC Bpifrance

	By:	/s/ Sophie Paquin
	Name:	Sophie Paquin
	Title:	Director of Legal Affairs

APPENDIX A

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE PARTICIPATIONS S.A.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance Participations S.A. are set forth below. The business address of each director and executive officer is Bpifrance Participations S.A., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

BOARD OF DIRECTORS

Name	Present Principal Occupation or Employment
NICOLAS DUFOURCQ	Director, Chairman, Chief Executive Officer of Bpifrance Participations, and Chief Executive Officer of Bpifrance
CAROLE ABBEY DUVAL	Director, Head of the Steering Department of strategic holdings at Caisse des Dépôts
REMI FOURNIAL	Director, Head of M&A at Group Caisse des Dépôts
FREDERIC SAINT-GEOURS	Director, Director of Société nationale SNCF
FRENCH STATE, represented by CHARLES SARRAZIN	Director, in charge of shareholding interests in the Service & Finance sectors, Agence des Participations de l'Etat (French State Shareholding Agency)
CONSTANCE VALIGNY	Director, Assistant Director for macroeconomic policies, Direction Générale du Trésor (French Treasury)
CHLOE MAYENOBE	Director, Chief Growth Officer and General Representative at Solarisbank
VICTOIRE AUBRY	Director, Chief Financial Officer of Icade
CAROLINE PAROT	Director, CEO of Europcar Mobility Group
ROMAIN BONENFANT	Director, Chief, Service of Industry, General Directorate for Companies of the Ministry of Economy and Finance

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment
NICOLAS DUFOURCQ	Chief Executive Officer
JOSÉ GONZALO	Executive Director
PIERRE BENEDETTI	Chief Financial Officer

APPENDIX B

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE S.A.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance S.A. (f/k/a BPI-Groupe (bpifrance)) are set forth below. The business address of each director and executive officer is Bpifrance S.A., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment
ERIC LOMBARD	Director, Chairman, Chief Executive Officer of the Caisse des Dépôts
NICOLAS DUFOURCQ	Director, Chairman and Chief Executive Officer of Bpifrance Participations, and Director, Chief Executive Officer of Bpifrance
ALEXIS ZAJDENWEBER	Director, Chairman of the Agence des Participations de l'Etat (French State Shareholding Agency)
SEBASTIEN RASPILLER	Director, Chief of the service relating to the financing of the economy at the Direction Générale du Trésor (French Treasury)
MARIE DELEAGE	Director representing the employees
PHILIPPE BAYEUX	Director representing the employees
PIERRE DE CHALENDAR	Director, Chairman of Saint-Gobain
CLAIRE DUMAS	Director, Finance Director at Société Générale
SOPHIE STABILE	Director, CFO at Groupe Lagardère
CATHERINE LAGNEAU	Director, Deputy Director of the General council of economy
ANTOINE SAINTOYANT	Director, Director of strategic holdings at Caisse des Dépôts
HAROLD HUWART	Director, Vice-president of the Regional Council of Centre-Val-de-Loire, in charge of the economy, farming and associations
CAROLE ABBEY DUVAL	Director, Head of the Steering Department of strategic holdings at Caisse des Dépôts
DIANE SIMIU	Director, deputy of the general commissioner for sustainable development at the Ministry for economic and solidarity transition
STEPHANIE PERNOD	Director, Vice-president of the Regional Council of Auvergne-Rhône-Alpes, in charge of the economy, relocation, regional and digital preference
NATHALIE TUBIANA	Director, Head of finance and sustainable policy of Caisse des Dépôts Group

APPENDIX C

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

CAISSE DES DÉPÔTS

The name, business address and present principal occupation or employment of each of the members of the Management Committee of Caisse des Dépôts are set forth below. The business address of each director and executive officer is Caisse des Dépôts, c/o 56, rue de Lille, 75007 Paris, France. Unless otherwise indicated, each such person is a citizen of France.

MANAGEMENT COMMITTEE

Name	Present Principal Occupation or Employment
ERIC LOMBARD	Chief Executive Officer of Caisse des Dépôts
OLIVIER SICHEL	Deputy Chief Executive Officer of Caisse des Dépôts
NICOLAS DUFOURCQ	Chief Executive Officer of Bpifrance
VIRGINIE CHAPRON DU JEU	Risk Director of Caisse des Dépôts Group
PIERRE CHEVALIER	Head of Legal, Tax and Compliance Department
NATHALIE TUBIANA	Risk Director of Caisse des Dépôts Group
OLIVIER MAREUSE	Chief Investment officer - Director of Savings Funds at Caisse des Dépôts
CATHERINE MAYENOBE	Deputy Chief Executive, Operations and Business Transformation Director of Caisse des Dépôts Group
SOPHIE QUATREHOMME	Group Corporate Communications Director
MICHEL YAHIEL	Pensions and Solidarity Director
ANTOINE SAINTOYANT	Director of strategic holdings at Caisse des Dépôts
MARIE-LAURE GADRAT	Secretary General
AURÉLIE ROBINEAU-ISRAĒL	Head of Human Resources

APPENDIX D

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

EPIC BPIFRANCE

The name, business address and present principal occupation or employment of each of the directors and executive officers of EPIC Bpifrance (f/k/a EPIC BPI-Groupe) are set forth below. The business address of each director and executive officer is EPIC Bpifrance, 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment
CHRISTIAN BODIN	Director, Chairman, Chief Executive Officer of EPIC Bpifrance
PIERRE-LOUIS AUTIN	Director, Head of department SITTAR at the Higher Education, Research and Innovation Ministry
PIERRE CHABROL	Director, Deputy Director at the Directorate of Financing, Industry and Market of the Ministry of Economy and Finance
LOUIS PASQUIER DE FRANCLIEU	Director, Deputy Director at the 3rd General Directorate for Budget of the Ministry of Economy and Finance
EMMANUELLE BENHAMOU	Director, Deputy at the audit and accounting department of the Agence des Participations de l'Etat (French State Shareholding Agency)
GERALDINE LEVEAU	Director, Deputy General Secretary for Public Investment
MARION-ANNE MACE	Director, Deputy Director for companies’ development, General Directorate for Companies of the Ministry of Economy and Finance